# NORTHSTAR VARIABLE ANNUITY

## AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT
issued by
### ReliaStar Life Insurance Company
and its
### Northstar Variable Account

### Supplement Dated May 18, 2017

This supplement updates and amends certain information contained in your prospectus dated August 8, 1997, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

_____

## INFORMATION ABOUT THE INVESTMENT FUNDS AVAILABLE THROUGH THE VARIABLE ACCOUNT

The following chart lists the Funds that are available through the Northstar Variable Account, along with each Fund's investment adviser/subadviser and investment objective. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund. If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by allocating Contract Value to the Sub-Accounts that invest in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.**

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Voya Balanced Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadviser:** Voya Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **Voya Global Equity Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Voya Growth and Income Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **Voya SmallCap Opportunities Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **VY® Pioneer High Yield Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |

# IMPORTANT INFORMATION ABOUT FUNDS
# CLOSED TO NEW INVESTMENT

The Sub-Accounts that invest in the following Funds are closed to new investment:

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Fidelity® VIP Index 500 Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** Geode Capital Management, LLC and FMR Co., Inc. | Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya MidCap Opportunities Portfolio (Class I)** | Seeks long-term capital appreciation. |

    **Investment Adviser:** Voya Investments, LLC

    **Subadviser:** Voya Investment Management Co. LLC

Contract Owners who have Contract Value allocated to one or more of the Sub-Accounts that correspond to these Funds may leave their Contract Value in those Sub-Accounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a Sub-Account that corresponds to one of these Funds, premium received that would have been allocated to a Sub-Account corresponding to one of these Funds may be automatically allocated among the other available Sub-Accounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050. **See the "Transfers" section beginning on page 21 of your Contract prospectus for information about making Fund allocation changes.**

# MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050


If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.